

Mail Stop 3720

July 17, 2008

Gunther Than
Chief Executive Officer
View Systems, Inc.
1550 Caton Center Drive, Ste. E
Baltimore, Maryland 21227

      RE: **View Systems, Inc.**
               Amendment No. 2 to Preliminary Information Statement on Schedule 14C
               Filed July 7, 2008
               File No. 0-30178

Dear Mr. Than:

      We have reviewed your amended filing and response letter, and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1.   Throughout your Information Statement, you reference various actions taken by the majority shareholder(s) and the Board of Directors. Please revise your Information Statement to clarify which of these actions was taken by whom, as well as which actions were taken by written consent.

2.   We note that on May 12, 2008, several actions were taken, including the reduction and redistribution of Mr. Than's Series A Preferred Stock shares. However, according to the Certificate of Designation of Preferences and Rights of Series A Preferred Stock of View Systems, Inc., effective May 17, 2005, filed as Exhibit 4.1 to the Company's Form 8-K, filed June 15, 2005, any shares of Preferred stock that are returned to, or otherwise acquired by, the Company "…may not be reissued as Series A Preferred Stock, and shall be returned to the status of authorized and unissued shares of Preferred Stock…" Please explain how the Company was able to redistribute Mr. Than's shares of Preferred Stock in light of this provision.

3.   We note the record date for shareholders entitled to vote on the reverse stock split and name change. Please confirm in your response letter that the company provided timely notice to FINRA pursuant to Rule 10b-17.

Introduction, page 2

4.   Please provide a specific date in the fourth paragraph, regarding the "subsequent action."

5.   We note your response to prior comment three, wherein you anticipate an immediate increase in the price of your common stock to approximately $1.00 per share. We also note your disclosure on page three, stating that the current market price for your stock is between $.01 and $.02 per share. In light of these statements, provide management's basis for anticipating raising $2 million through the sale of 20 million additional shares ($.10 per share) following the reverse stock split.

The Reverse Split, page 3

6.   Please confirm that the effective date for the reverse stock split and name change will be no sooner than 20 days prior to the distribution of the information statement.

Reasons for and Possible Consequences of the Reverse Split, page 4

7.   We note your statement on page five that the Company intends to issue 2 million shares of common stock. Please disclose the reason for this issuance, when the Company anticipates issuing such shares, and how the funds derived from these shares will be used.

8.   We note your statements on page three, and throughout your Information Statement, that the Company's preferred shares are "convertible into common stock." Please reconcile this with provision D in the Certificate of Designation of Preferences and Rights of Series A Preferred Stock, referenced in comment two, above, stating that the holders of preferred shares shall not have conversion rights.

Appointment of Additional Directors and Related Restructuring…, page 5

9.   We note that your directors were issued shares of Preferred Stock "for services rendered." We also note that your directors are not compensated for their service as directors. Please provide more detail regarding the reason for this compensation, including the nature of these non-director services provided by these individuals.

10.   We note your statement that "Mr. Gunther Than, as majority shareholder and board of directors took the following actions:" Please clarify whether these actions were effective immediately or will be effective following the distribution of this information statement and how they "took" such actions (e.g. through amendments to the Certificate of Designation of Preferences and Rights of Series A Preferred Stock?). Please also clarify whether shareholder approval and/or board approval was required for all the actions.

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As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter on EDGAR that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, please contact Collin Webster, Staff Attorney, at (202) 551-3522, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/Larry Spirgel
Assistant Director

cc: <u>via facsimile 786.787.0456</u>
       Russell Weigel, Esq.